Exhibit 99.1

FOR RELEASE July 13, 2011

Pure Nickel Reports Settlement on Utah Property Litigation

TORONTO, Ontario. Pure Nickel Inc. (NIC: TSX, OTCBB: PNCKF) today announces that it reached a binding letter of intent with a group led by Skye Mineral Partners, LLC relative to Pure Nickel’s position in the Milford, Utah copper project currently controlled by the Western Utah Copper Company. Western Utah Copper Company (“WUCC”) and its parent Copper King Mining Corporation filed for bankruptcy in May 2010. Skye has already purchased the majority of the secured debt of the project, making Skye the largest secured creditor of WUCC thus putting it in a position of being the leading candidate to provide the fastest resolution to the bankruptcy case. This letter of intent paves the way for Skye and its partners to ultimately acquire the project once the current bankruptcy situation is resolved.

In 2002 Nevada Star Resource Corp. (U.S.), a wholly-owned subsidiary of Pure Nickel, granted an option agreement to WUCC on all of Nevada Star’s mining properties near Milford, Utah. In November 2008, WUCC failed to put the Nevada Star claims into production as it was required to do under the terms of the agreement, thereby entitling Nevada Star to exercise its option to reacquire the claims. In June 2009, after repeated attempts to confirm the precise production status of the project, Nevada Star launched an action asking the Federal Court in Utah for a declaratory judgement permitting Nevada Star to take back the claims pursuant to the 2002 agreement. WUCC filed a counterclaim. In May 2010 WUCC and its parent filed for Chapter 11 bankruptcy and Nevada Star’s action was stayed pending the reorganization of WUCC.

Terms under the binding letter of intent include:

1.	A initial term sheet has been agreed to and a long form agreement will be negotiated as soon as possible between Skye and Pure Nickel;

2.	Subject to WUCC’s exit from bankruptcy, an initial payment of two million dollars (US$2,000,000) will be made by Skye to Pure Nickel;

3.	A payment of an additional one million five hundred thousand dollars (US$1,500,000) will be made twelve months from the date of the initial payment;

4.	The granting by Skye to Nevada Star of a 1% NSR in all properties acquired by Skye from WUCC and Nevada Star which NSR is subject to a total royalty cap of eight million dollars (US$8,000,000).

“Pure Nickel is pleased to have reached a business solution in this matter,” said David McPherson, President and CEO of Pure Nickel. “This arrangement will drive value for Pure Nickel shareholders virtually immediately. We look forward to working with the Skye group as this program moves forward.”

About Pure Nickel Inc.

Pure Nickel is a mineral exploration company with a diverse collection of mineral exploration projects in North America.

Some of the statements contained herein may be forward-looking statements which involve known and unknown risks and uncertainties. Without limitation, statements regarding potential mineralization and resources, exploration results, expectations, plans, and objectives of Pure Nickel are forward-looking statements that involve various risks. The following are important factors that could cause Pure Nickel’s actual results to differ materially from those expressed or implied by such forward-looking statements: changes in the world wide price of mineral commodities, general market conditions, risks inherent in mineral exploration, risks associated with development, construction and mining operations, the uncertainty of future exploration activities and cash flows, and the uncertainty of access to additional capital. There can be no assurance that forward-looking statements will prove to be accurate as actual results and future events may differ materially from those anticipated in such statements. Pure Nickel undertakes no obligation to update such forward-looking statements if circumstances or management's estimates or opinions should change. The reader is cautioned not to place undue reliance on such forward-looking statements.

The TSX Exchange does not accept responsibility for the adequacy or accuracy of this release.

For further information:
The Howard Group Investor Relations
Jeff Walker
T. (888) 221-0915
Email: info@howardgroupinc.com
Website: www.howardgroupinc.com

CHF Investor Relations
Cathy Hume
T. (416) 868-1079
Email: cathy@chfir.com
Website: www.chfir.com

Pure Nickel Inc.
David McPherson
President and CEO
T. (416) 644-0066
Email: info@purenickel.com
Website: www.purenickel.com